Exhibit (i)(4)

ROPES & GRAY LLPPRUDENTIAL TOWER800 BOYLSTON STREETBOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 21, 2021

ProFunds 7501 Wisconsin Avenue, Suite 1000E Bethesda, Maryland 20814

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by ProFunds, a Delaware statutory trust (the “Trust”), of shares of beneficial interest of Access Flex Bear High Yield ProFundSM, Access Flex High Yield ProFundSM and ProFund Access VP High Yield (collectively, the “Shares”), pursuant to post-effective amendment No. 119 on Form N-1A (the “Post-Effective Amendment”) under the Securities Act of 1933, as amended.

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust’s Certificate of Trust (as on file in the office of the Secretary of State of the State of Delaware), its Amended and Restated Declaration of Trust, its By-laws and such other documents as we deemed necessary for the purposes of this opinion. We assume that upon sale of the Shares by the Trust the Trust will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP